



SECUI **09058299** SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10251 Vista Sorrento Parkway, Suite 200
(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise S. Iverson   858-964-0500
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name – if individual, state last, first, middle name)

2020 Camino Del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Mail Processing
Section

FFB 2 7 2009

Washington, DC
103

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Denise S. Iverson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dunham & Associates Investment Counsel, Inc._____, as of __December 31_____, __2008__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
CFO

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(WITH INDEPENDENT AUDITORS' REPORT THEREON)

For the Years Ended December 31, 2008 and 2007



DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

We have audited the accompanying balance sheets of Dunham & Associates Investment Counsel, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
February 23, 2009

PKF
Certified Public Accountants
A Professional Corporation

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
BALANCE SHEETS
December 31, 2008 and 2007

ASSETS

	2008	2007
Current assets:		
Cash	$ 1,641,637	$ 1,568,003
Restricted cash	100,000	100,000
Short-term investments	378,203	2,471,379
Accounts receivable, net	223,895	915,154
Receivables from related parties	523,493	465,713
Notes receivable (Note 5)	—	—
Prepaid expenses	252,317	230,774
Total current assets	3,119,545	5,751,023
Investments	722,406	—
Furniture, fixtures and equipment, net of accumulated depreciation of $147,987 and $86,837	185,854	201,540
Total assets	$ 4,027,805	$ 5,952,563

LIABILITIES AND SHAREHOLDER'S EQUITY

	2008	2007
Liabilities:		
Accounts payable	$ 395,856	$ 497,571
Payables to related parties	—	11,347
Accrued liabilities	389,486	392,142
Total liabilities	785,342	901,060
Contingencies (Note 8)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	1,723,717	1,723,717
Retained earnings	1,516,756	3,325,796
Total shareholder's equity	3,242,463	5,051,503
Total liabilities and shareholder's equity	$ 4,027,805	$ 5,952,563

The accompanying notes are an integral part of the financial statements.

	2008	2007
Revenues:		
Investment advisory services and fees	$ 5,072,585	$ 7,763,752
Brokerage and mutual fund commissions	556,604	503,817
Interest and other income	303,806	411,956
Total revenues	5,932,995	8,679,525
Expenses:		
Salaries and benefits	2,445,061	2,443,897
General, administrative and selling	3,796,174	3,935,686
Total expenses	6,241,235	6,379,583
Net (loss) income before taxes	(308,240)	2,299,942
Provision for income taxes	(800)	(9,100)
Net (loss) income	$ (309,040)	$ 2,290,842

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total |
	Shares	Amount			
Balance, December 31, 2006	100,000	$ 1,990	$ 1,723,717	$ 1,184,954	$ 2,910,661
Shareholder distribution	–	–	–	(150,000)	(150,000)
Net income	–	–	–	2,290,842	2,290,842
Balance, December 31, 2007	100,000	1,990	1,723,717	3,325,796	5,051,503
Shareholder distribution	–	–	–	(1,500,000)	(1,500,000)
Net loss	–	–	–	(309,040)	(309,040)
Balance, December 31, 2008	100,000	$ 1,990	$ 1,723,717	$ 1,516,756	$ 3,242,463

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net (loss) income	$ (309,040)	$ 2,290,842
Adjustments to reconcile net (loss) income to		
net cash provided by operating activities:		
Allowance for uncollectible accounts	(264,962)	(19,168)
Depreciation	61,150	45,318
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	936,259	(14,134)
Restricted cash	–	–
Receivables from related parties	(57,780)	(18,986)
Prepaid expenses	(21,543)	41,360
Increase (decrease) in liabilities:		
Accounts payable	(101,715)	(43,824)
Payables to related parties	(11,347)	11,347
Deferred taxes payable	–	8,300
Accrued liabilities	(2,656)	(435,960)
Net cash provided by operating activities	228,366	1,865,095
Cash flows from investing activities:		
Purchases of investments	(829,230)	(1,740,311)
Sales of investments	2,200,000	–
Purchases of furniture, fixtures and equipment	(45,464)	(80,834)
Net cash provided by (used in) investing activities	1,325,306	(1,821,145)
Cash flows from financing activities:		
Shareholder distribution	(1,500,000)	(150,000)
Repayments of notes receivable	19,962	19,168
Net cash used in financing activities	(1,480,038)	(130,832)
Net increase (decrease) in cash	73,634	(86,882)
Cash at beginning of year	1,568,003	1,654,885
Cash at end of year	$ 1,641,637	$ 1,568,003
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 800	$ 19,000

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company"), a California corporation, is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from an asset allocation and wrap fee program utilizing a no-load class of shares.

The Company also earns fees by providing financial advisory and asset management services to three Dunham & Associates Limited Partnerships ("Partnerships") of which Asset Managers, Inc., an affiliate, is the General Partner. The Company may also earn placement fees from the sale of Partnership units and earns commissions from the execution of investment transactions on behalf of clients. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, also an affiliate, serves as Trustee.

Recognition of Revenue

The Company, as investment advisor, earns monthly advisory fees from the Dunham Funds based on the average monthly net asset value of each fund. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis.

The Company, as program sponsor, has entered into agreements with various financial advisers choosing to use the Company's asset allocation and advisory wrap program ("Asset Allocation Program"). The Asset Allocation Program uses the Dunham Funds – Class N Shares. The Company earns advisory fees based either on the performance of the underlying accounts or on a flat percentage fee basis, subject to the financial adviser's choice and the qualification of the client. Advisory fees are earned monthly and collected quarterly. A portion of the advisory fees are in turn paid to the financial advisers.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C Shares. The Company receives compensation in the form of 12b-1 fees on the sales of such shares, which are recorded monthly. Commissions are in turn paid to the participating broker/dealers.

The Company has entered into contracts with various broker/dealers and others to sell, through registered sales representatives, units of the Partnerships. The Company may receive a placement fee from investors on the initial sale of Partnership units which is recorded at the time the investment is completed. The Company also earns advisory fees from the Partnerships calculated as a percentage of the monthly interest distribution to investors of the Partnerships. These fees are recorded monthly. Any placement fees charged by a registered sales representative and a portion of the advisory fees are in turn paid to the participating broker/dealers. The Company previously served as adviser to 11 stock and bond partnerships, sponsored by another affiliate, that were closed during 2007.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that balance will not be collected.

Fair Value of Financial Instruments

The Company believes that the recorded values of its financial instruments approximate their fair value at the balance sheet date.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally five years. Depreciation expense for the years ended December 31, 2008 and 2007 was $61,150 and $45,318 respectively, and is included in general, administrative and selling expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, as a wholly owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%, which is allocated to the Company based on its net income. Accordingly, no provision for federal income taxes is included in the financial statements and $800 and $9,100 is recorded as provision for California state taxes for the years ended December 31, 2008 and 2007, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Legal Costs

In February 2008, the Company entered into a letter of intent with a Registered Investment Adviser ("RIA") to purchase the advisory contracts for a family of mutual funds for which the RIA served as investment adviser. The RIA was subsequently unable to fulfill its obligations due to financial difficulties, no definitive agreement was executed, and the Board of Trustees of the registered investment company ultimately named the Company as interim investment adviser to the family of mutual funds. The Company and the Dunham Funds, for which the Company serves as investment adviser, pursued a plan to merge the three existing funds into one new Dunham Fund. After regulatory and shareholder approvals, the merger was effected in September 2008. While serving as interim investment adviser, the Company incurred approximately $400,000 for legal, consulting, proxy solicitation and other expenses which are included in general, administrative and selling expense in 2008.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits. At December 31, 2008 and 2007, the Company's uninsured cash balances totaled $1,390,414 and $1,468,003, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

NOTE 3 - SHORT-TERM INVESTMENTS

The Company periodically invests its excess cash in the one of the D&A Mortgage Funds. At December 31, 2008, the Company had investments of $630,931 in the D&A Daily Mortgage Fund III, L.P. (Daily Mortgage Fund), which maintains a constant Net Asset Value, and is available for redemption daily. At December 31, 2008, the Company had investments of $469,678 in the D&A Semi-Annual Mortgage Fund III, L.P. (Semi-Annual Mortgage Fund), which maintains a constant Net Asset Value, and is available for redemption effective April 1, 2009. At December 31, 2007, the Company had investments of $2,024,839 in the Daily Mortgage Fund, which maintains a constant Net Asset Value, and is available for redemption daily. At December 31, 2007, the Company had investments of $446,540 in the Semi-Annual Mortgage Fund, which maintains a constant Net Asset Value, and is available for redemption effective April 1, 2008. On February 1, 2009, the General Partner of the D&A Mortgage Funds announced that, due to the unusual market conditions, it was taking precautionary measures and limiting the allowable redemptions for its investors. Pursuant to the announcement, approximately $225,558 and $152,645 of the Company's investments in the Daily Mortgage Fund and the Semi-Annual Mortgage Fund, respectively, will be available for redemption during 2009.

NOTE 4 - ACCOUNTS RECEIVABLE, NET

The Company previously advanced commissions to unaffiliated broker-dealers with whom it has selling agreements and to other registered sales representatives under a "safety-net" program. Such advances were to be repaid from future commissions when earned. As of December 31, 2008 and 2007, the Company was owed $0 and $9,720, respectively, net of an allowance for un-collectible accounts of $0 and $245,000, respectively, from unaffiliated broker-dealers and other registered sales representatives under this arrangement. As of December 31, 2008, the accounts previously determined to be collectible had been collected in full and the balance was written off against the allowance.

NOTE 5 - NOTES RECEIVABLE

The Company has outstanding an unsecured promissory note to a non-related party. This note accrues interest at 9% and initially matured December 31, 2001. The balance of this note, including accrued and unpaid interest, was $0 at both December 31, 2008 and 2007, net of an allowance for uncollectible accounts of $6,356 and $26,318. The note was put on nonaccrual beginning January 1, 2006 and interest is recorded as cash is received. For the years ended December 31, 2008 and 2007, interest collected of $1,538 and $3,332, respectively, is included in interest income. On January 1, 2002 the Company modified the terms of the note receivable to require monthly payments of the greater of $1,000 (including principal and interest) or 50% of the borrower's gross monthly commissions earned from the Company. Payments began April 1, 2002 and shall continue until the note is paid in full.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2008 and 2007, the amount of net capital, as defined, exceeds the minimum amount required by $637,772 and $448,311 respectively, and its ratio of aggregate indebtedness to net capital is 0.88 to 1 and 1.29 to 1, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company earns advisory, placement, commissions and other fees related to various Dunham & Associates Limited Partnerships, mutual funds and services as discussed in Note 1. For the years ended December 31, 2008 and 2007, these fees amounted to $4,410,678 and $4,943,561, respectively. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers. For the years ended December 31, 2008 and 2007, these amounts were $646,049 and $973,949, respectively.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses and services except for bonus expense, if any, which is allocated to each company based on net income. Total allocable expenses of the Company and the affiliates were $7,250,924 and $6,755,686 for the years ended December 31, 2008 and 2007, respectively, of which $3,032,595 and $2,910,576 were allocated to or paid directly by affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses.

NOTE 8 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 7.

Other Matters
In October 2006, the Company and its principal ("Dunham Respondents"), along with several unaffiliated respondents, were named in an arbitration Statement of Claim filed with NASD Dispute Resolution (now FINRA Dispute Resolution). The Statement of Claim, filed by one of the beneficiaries and the personal representative of an estate nearly six years after the estate was settled, alleged that the Dunham Respondents fraudulently obtained control over the trust account; and that the value of the trust account declined by approximately $500,000 while under its control. An affiliate, Dunham Trust Company ("DTC"), served as Trustee between approximately November 2000 and August 2001, however, no claim was asserted against DTC itself. The Claimant also sought punitive damages in the amount of three times any amount awarded from the Dunham Respondents. The Dunham Respondents contended that they did nothing to cause or contribute, in any way, to the losses alleged, and on the contrary reduced any such losses. After being postponed several times, the arbitration was finally heard and concluded in November 2008 with all claims against the Dunham Respondents denied in their entirety.

SUPPLEMENTARY SCHEDULES

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS
UNDER SEC RULE 15C3-1
December 31, 2008 and 2007

	2008	2007
Net worth	$ 3,242,463	$ 5,051,503
Less:		
Non-allowable assets:		
Accounts receivable	222,368	913,736
Investments	1,100,609	2,471,379
Receivables from related parties	523,493	465,713
Prepaid and other assets	252,367	230,824
Furniture, fixtures and equipment	185,854	201,540
Other deductions	70,000	70,000
Net capital	887,772	698,311
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	(250,000)	(250,000)
Excess net capital	$ 637,772	$ 448,311
Total aggregate indebtedness	$ 785,342	$ 901,060
Ratio of aggregate indebtedness to net capital	0.88 to 1	1.29 to 1

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15C3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2008 and 2007

	2008	2007
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 887,772	$ 698,311
Adjustments	–	–
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 887,772	$ 698,311
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 785,342	$ 901,060
Adjustments	–	–
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 785,342	$ 901,060

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15C3-3
December 31, 2008 and 2007

	2008	2007

State the market valuation and number of items:

1. Customers' fully paid securities and
    excess margin securities not in the
    respondent's possession or control
    as of the audit date (for which
    instructions to reduce to possession
    or control had been issued as of the
    audit date) but for which the required
    action was not taken by respondent
    within the time frames specified under
    Rule 15c3-3

	2008	2007
Rule 15c3-3	NONE	NONE
Number of items	NONE	NONE

2. Customers' fully paid securities and
    excess margin securities for which
    instructions to reduce to possession
    or control had not been issued as of
    the audit date, excluding items
    arising from "temporary lags which
    result from normal business operations"
    as permitted under Rule 15c3-3

	2008	2007
as permitted under Rule 15c3-3	NONE	NONE
Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3
December 31, 2008 and 2007

	2008	2007
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

PKF
Certified Public Accountants
A Professional Corporation



Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In planning and performing our audits of the financial statements of Dunham & Associates Investment Counsel, Inc. (the "Company") for the years ended December 31, 2008 and 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls. Among the elements of internal control that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dunham & Associates Investment Counsel, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not study the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

The PKF International Association is an association of legally independent firms.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be significant deficiencies as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audits of the financial statements of the Company for the years ended December 31, 2008 and 2007 and this report does not affect our report thereon dated February 23, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Diego, California
February 23, 2009

PKF

PKF
Certified Public Accountants
A Professional Corporation



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

OES BROKERAGE SERVICES, LLC

(formerly ABS Brokerage Services, LLC)
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

Financial Statements

December 31, 2008

With Independent Auditors' Report

and

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an
Exemption From SEC Rule 15c3-3